EXHIBIT 12

HSBC FINANCE CORPORATION

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30,	2012	2011
	(dollars are in millions)
Loss from continuing operations	$(2,209)	$(1,728)
Income tax	1,325	1,161

Loss from continuing operations before income tax	(3,534)	(2,889)

Fixed charges:
Interest expense	1,382	1,830
Interest portion of rentals(1)	6	7

Total fixed charges	1,388	1,837

Total earnings (loss) from continuing operations as defined	$(2,146)	$(1,052)

Ratio of earnings to fixed charges	(1.55)	(.57)
Preferred stock dividends(2)	$142	$148
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	(1.40)	(.53)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.